Filed by: IESI-BFC Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Waste Services, Inc.
Exchange Act File Number of Subject Company: 000-25955

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services, Inc., the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd., the Registration Statement on Form F-4 of IESI-BFC Ltd., management’s discussion and analysis for the year ended December 31, 2009 of IESI-BFC Ltd., which is included in IESI-BFC Ltd.’s Report of Foreign Issuer on Form 6-K dated February 24, 2010, each filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration.  IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus.  Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet website (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations,

(416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.

Proxy Solicitation

IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s and Waste Services Inc.’s directors and executive officers is available in the Registration Statement on Form F-4, which was filed with the SEC on January 19, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the above-referenced Registration Statement on Form F-4, and in other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TRANSCRIPT OF THE Q4 2009 EARNINGS CONFERENCE CALL HELD ON FEBRUARY 24, 2010.

DISCLAIMER

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF IESI-BFC LTD.’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS, IESI-BFC LTD. OR WASTE SERVICES, INC. ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW IESI-BFC LTD.’S CONFERENCE CALL ITSELF AND ITS SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services, Inc., the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd., the Registration Statement on Form F-4 of IESI-BFC Ltd., management’s discussion and analysis for the year ended December 31, 2009 of IESI-BFC Ltd., which is included in IESI-BFC Ltd.’s Report of Foreign Issuer on Form 6-K dated February 24, 2010, each filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

ADDITIONAL INFORMATION

The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration.  IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus.  Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet website (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.

PROXY SOLICITATION

IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s and Waste Services Inc.’s directors and executive officers is available in the Registration Statement on Form F-4, which was filed with the SEC on January 19, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the above-referenced Registration Statement on Form F-4, and in other relevant materials to be filed with the SEC when they become available.

FINAL TRANSCRIPT

Conference Call Transcript BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call Event Date/Time: Feb. 24. 2010 / 8:30AM ET

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

CORPORATE PARTICIPANTS

 Chaya Cooperberg

 IESI-BFC Ltd - Director, IR, Corp. Comm.

 Keith Carrigan

 IESI-BFC Ltd - Vice Chairman, CEO

 Tom Cowee

 IESI-BFC Ltd - VP, CFO

CONFERENCE CALL PARTICIPANTS

 Walter Spracklin

 RBC Capital Markets - Analyst

 Scott Levine

 JPMorgan - Analyst

 Avi Dalfen

 Macquarie Research Equities - Analyst

 Michael Hoffman

 WSI - Analyst

 Bob Gibson

 Octagon Capital - Analyst

 Youssef Abboud

 Clarus Securities - Analyst

 Bill Fisher

 Raymond James - Analyst

 Rupert Merer

 National Bank Financial - Analyst

 Jason Granger

 BMO Capital Markets - Analyst

 Jonathan Ellis

 Bank of America - Analyst

 Neal Forester

 Genuity Capital - Analyst

 PRESENTATION

Operator

Good morning. My name is Chris, and I will be your conference operator. At this time I would like to welcome everyone to the IESI-BFC Q4 2009 earnings conference call. (Operator Instructions). Thank you.

Ms. Cooperberg, you may begin your conference.

Chaya Cooperberg  - IESI-BFC Ltd - Director, IR, Corp. Comm.

Thank you, Chris and good morning everyone. Thank you for joining us today. On the call we have Keith Carrigan, Vice Chairman and Chief Executive Officer, and Tom Cowee, Vice President and Chief Financial Officer, who will both provide comments on the results over the three and 12 months ended December 31, 2009. Also on the call are Mickey Flood, President, and Joe Quarin, Executive Vice President and Canadian Chief Operating Officer, both of whom will also be available to answer questions during the Q&A period.

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

Our remarks and answers to your questions today may contain forward-looking information about future events or the Company’s future performance. Although forward-looking statements are based on what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. We also do not commit to continue reporting on items or issues that arise either during our presentation or in the discussion that will follow except as required by applicable securities laws. This information by its nature is subject to risk and uncertainties that may cause actual events or results to differ materially. Please refer to the bottom of yesterday’s news release for further information and to our MD&A for a more complete description of the risks affecting our business and our industry.

On the call we will discuss non-GAAP measures such as EBITDA and free cash flow. Please refer to our press release for our definition of such non-GAAP measures. Management uses non-GAAP measures to evaluate and monitor the ongoing performance of our operation and other companies may calculate these non-GAAP measures differently. A telephone replay of this conference will be available until midnight on March 10, and details of that replay are available in our press release.

With that, I will now turn the call over to Keith Carrigan, Vice Chairman and CEO.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Thank you, Chaya. Welcome everyone. 2009 was both a challenging and yet enormously rewarding time for our Company. Some areas of our business were affected by the economic recession, but by anticipating the downturn and adjusting our market focus strategies, our financial results for the year are in line with the performance records we set in 2008. These results were produced during the most difficult economic cycle we have faced in North America in several decades. They are a testament to the flexibility of our open market, urban focused operating model as well as to the focus and dedication of our employees.

Against the backdrop we are very pleased with our adjusted EBITDA results for the year. Adjusted EBITDA totaled $290.4 million or $299.2 million excluding the impact of FX. This adjusted figure for 2009 excludes $3.6 million of costs related to our announced transaction with Waste Services, Inc, $2 million of noncash fair value adjustments attributable to stock options, and $1.3 million of capital tax related to the reorganization out of the income trust capital structure. We achieved this adjusted EBITDA on revenue of more than $1 billion. As a percentage of revenue, adjusted EBITDA was 28.8%, a 100-basis-point improvement over the prior year. Excluding the impact of FX, our adjusted EBITDA margin was 30%.

We generated record free cash flow, of $114.1 million in 2009 an increase of more than 22% over 2008 and nearly 28% increase if we were to hold currency exchange rate constant with the prior year. We closed the year with a solid fourth quarter performance that positions us for a promising 2010. I will review the highlights of the quarter with you before turning to our outlook for the year ahead. Revenue in the quarter was more than $262 million, up 7.7% over the same quarter last year. In the US, our organic gross revenues turned positive increasing by 0.1% in the quarter. This is nearly a 400-basis-point improvement from the negative 3.9% organic revenue we reported in the previous quarter. In the quarter, US organic revenue growth consisted of core price growth of 1.8% and recycling and other pricing growth of 0.6%, offset by declines in fuel surcharges of 2.2% and a volume decline of 0.1%. This volume performance represents a sequential improvement of 40 basis points.

In Canada organic gross revenue grew 2.9%, an improvement of 130 basis points over the 1.6% organic revenue growth we reported in the third quarter of 2009. The growth in Canada is made up of core pricing growth of 3.2% coupled with volume increase of 0.3% and partially offset by a fuel surcharge decline of 0.6%. Recycling and other pricing growth was basically flat.

On a combined Company basis, our organic performance was driven by new business growth in our commercial and residential lines of business, continued pricing strength, a stabilizing volume environment, along with improving recycling commodity prices. As others in our sector have noted, recycling commodity sales prices have steadily increased throughout the fourth quarter and were significantly higher compared with historically low prices we experienced in the same period last year. We also note that fuel - we also note that fuel prices in the fourth quarter a year ago began to recede, and as such comparative declines in our fuel surcharges on a quarter over quarter basis have been recognized.

Looking at our volume performance by segment and by business line, on a quarterly basis, we experienced modest volume growth in Canada across our commercial, transfer, and recycling services. Industrial collection volumes remain soft compared with the fourth quarter last year. We also saw a slight decline in landfill volumes on a comparative basis due to the timing of special waste projects last year. In our US sales for the quarter we saw volume increases in our front end and residential collection lines and at our landfills, as a result of increase sales efforts, contract

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 wins and the acquisition of the Fort Worth Landfill midway through the year. However, we still experienced lower comparative industrial and transfer station volume which is attributable to a soft economic environment in parts of this region compared to the same period a year ago.

In our US northeast we experienced some improvements as well. In the quarter we had volume growth in our landfill, commercial collection, transfer, and material recovery facilities. However, we continue to experience lower industrial collection volumes compared with one year ago.

Turning back to our financial results for the quarter, adjusted operating income was $39.4 million, an increase of 13.5%. Adjusted EBITDA was $75.4 million, an increase of 11.1% from last year and representing adjusted EBITDA margins of 28.7%. Excluding the impact of FX, adjusted EBITDA totaled $70.8 million. Free cash flow was $23.5 million in the quarter, an increase of 35% over the same quarter last year. Excluding the impact of FX, free cash flow was $20.8 million, representing a 19.4% increase over the same period last year. While our free cash flow growth was principally influenced by an increase in adjusted EBITDA in our Canadian segment, we also saw a reduction in year-over-year capital and landfill asset purchases. This is due mainly to timing of landfill self construction and gross capital was lower as well.

Adjusted net income in the quarter was $15.2 million, or $0.16 per diluted share compared to adjusted net income of $10.1 million or $0.15 per diluted share in the year-ago period. Excluding the impact of FX, adjusted net income for the quarter was $13.8 million or $0.14 per diluted share.

At this time, it should be noted that we experienced a one-time increase in our noncash deferred tax related to the change in capital structure from an income trust. This item represents a $0.04 decrease in EPS for the quarter and year end. It should also be recognized that we increased our comparative diluted share count as a result of equity offerings completed in March and June of 2009. The per share amounts in the fourth quarter are basically on a fully diluted base of 93.4 million shares. Our financial performance in 2009 reflects our ability to adjust quickly to address the challenging economic environment that we have faced. For example, we intensified our focus on areas of the business that would not be as severely affected by the economic slowdown. We put in place fuel hedges to reduce the impact of higher fuel prices in those areas of the business where we cannot pass through fuel surcharges. We adjusted capital spending recognizing both the current impact of the economic downturn and future projected requirements. In the context of the economic environment, we are satisfied with our accomplishments, but what made the year particularly rewarding were our achievements in the capital markets.

We completed two successful equity offerings, strengthened our balance sheet, and listed our shares on the New York Stock Exchange. We exited 2009 with a much stronger capital position and a broader base of supportive shareholders which we deeply appreciate. In 2009 we also announced the acquisition of Waste Services. On closing the combined company we will be North America’s third largest solid waste management company with annualized pro forma run rate revenues in excess of $1.5 billion. As we move forward in 2010, we will maintain our disciplined focus on continuous improvement and value creation. And as a result, on a stand-alone basis, we anticipate positive revenue and positive adjusted EBITDA growth excluding the benefit of acquisitions.

In 2009, tuck-in acquisitions remained an integral part of our growth strategy. In fact, acquisitions contributed 0.4% to revenue growth in Canada and 1.9% in the US in the fourth quarter. During the quarter we completed just one tuck-in acquisition in Maryland but our M&A group is continually reviewing and analyzing our very robust pipeline of potential deals. So as we look forward to 2010, we are, of course, committed to quickly integrating the operations of Waste Services once this transaction is complete; but we will have the ability in those areas of our business not affected by the merger to continue to pursue strategic and accretive deals.

Getting back to WSI, we have been working diligently to execute and move the closing forward. On December 10, we announced that we had completed the due diligence process and that our Board had received a fairness opinion from our financial advisor, JPMorgan. On December 18, 2009, we filed the required notifications and report forms with the US and Canadian antitrust authorities. On January 19, we filed a registration statement on Form F-4 with the SEC. The registration statement, which is subject to SEC review contains a preliminary proxy statement and prospectus for the proposed transaction. On that same day, the 30-day waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a request for additional documentation or information. Completion of the transaction remains subject to the satisfaction or waiver of certain closing conditions including approval from the Canadian Competition Bureau and WSI stockholders. We continue to expect the transaction to close during the second quarter of 2010.

We are very much looking forward to completing our merger with Waste Services as we previously stated. In fact, this transaction is expected to generate once again $25 million to $30 million in annual run rate synergies within two years following closing. We believe WSI is a perfect fit for us to create additional shareholder value. As a merged Company we will be diversified across geographic markets, customer segments and service lines yet we will still be agile enough to maintain our commitment to excellent customer service, environmental stewardship and community support.

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

And now I would like to pass the call to Tom for an in-depth financial view and results of the fourth quarter as well as provide you a detailed outlook for 2010. Tom.

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Thanks, Keith, and good morning, everyone. I’m going to start with a discussion of our performance by segment for the quarter. Revenue in our Canadian segment was approximately $96.5 million. This was an increase of $16.2 million, or 20%, over the year-ago period. Excluding the impact of FX of about $13.2 million, the increase is the result of higher core price and volumes as well as acquisitions. In our US south segment, revenue was $86.9 million, an increase of approximately $3.4 million, or 4.1% over the fourth quarter last year. The increase is due to core price, acquisition and volume growth. We enjoyed volume growth from our commercial, residential, and landfill businesses as a result of increased sales efforts and contract wins. In our US northeast segment in the quarter, revenue was $79.1 million a decline of $746,000. Landfill volumes increased while we continued to see quarter over quarter declines in our roll-off business.

We saw pricing improvements in our northeast commercial, industrial and residential collection lines, but this was partially offset by pricing at our landfills and transfer stations; however, volume growth in our landfills has offset some of the landfill’s pricing declines.

Turning to operating expenses, costs declined in our US northeast but increased in our US south and Canada versus the same quarter last year. The increase in the Canadian segment operating expenses is a result of an FX impact of $6.8 million. Excluding that impact, operating costs increased $100,000. Operating costs in our US south segment increased approximately $2.2 million, $1.5 million of that is due to additional adjustments to our accident claim reserve. The balance of the increase is due to higher labor costs as a result of higher collected waste volumes partially offset by lower diesel fuel costs. In our US northeast segment, operating costs declined approximately $2.2 million. The decline is due to lower disposal costs as a result of the economic slowdown and lower diesel fuel costs. In 2009 we introduced fuel hedges to help reduce the variability of fuel changes in our business, and we will continue to actively manage this business. Our fuel hedges currently cover approximately 40% of our diesel fuel exposure. The balance of the exposure is managed through fuel surcharges.

Now I will turn to SG&A expenses. SG&A expense in total increased approximately $8.8 million when we exclude the FX impact of $1.4 million. As Keith mentioned earlier, the majority of this increase is the result of transaction and related costs, fair value changes to stock option, and reorganization costs. Amortization in the quarter was $36 million, an increase of $2.4 million from a year ago. FX contributed approximately $2.2 million to the Canadian segment amortization, excluding the impact of FX amortization was affected by changes in our estimated landfill closure and post-closure obligations. Interest expense of approximately $8 million represented a decline of $3.4 million compared with the fourth quarter a year ago. Lower interest rates on borrowing in Canada are the primary reason for the Canadian segment decline. And in the US we benefited from a combination of lower interest rates, lower debt levels, thanks to the net proceeds of our equity offerings in March and June 2009.

On a Company basis, cash taxes were $20 million in 2009, lower than our mid-20s estimate we had previously guided to. The effective tax rate for 2009 was 42%, which was higher than the 36% range we had previously discussed. There are three primary reasons for the increase in the tax expense. First, we have to reverse the use of loss carry forwards in the quarter due to the strict interpretation of Canadian tax law as it pertains to property losses being lost following our conversion from an income trust to a corporation in October of 2008. The income trust conversions were intended to be a 100% tax-free roll. It came to our attention late this past year, when we collapsed the final structure that a small portion of the rule had not been properly addressed. We believe in the future that the Ministry of Finance will modify this law which will allow us to access to an additional Canadian dollar $12 million of losses available to shelter taxable income.

The current quarter implication was to create an additional tax expense of $3.4 million, and there is no additional tax expense related to this issue in future years. This cost is the $0.04 per share EPS shortfall in the fourth quarter and the year that Keith had discussed earlier. Second, we recorded withholding taxes on dividends received from ISI to current income tax expense totaling $1 million all related to the years 2007 through 2009. Third, state taxes in our US operations were approximately $2.5 million higher than our original expectations. This is due to a combination of higher percentage than originally estimated and some true-ups related to the final approvals we received in the third quarter of 2009 because of the change in our tax appreciation method at our US landfills from the Internal Revenue Service. I will have additional comments related to 2010 taxes in a few minutes.

Now turning to our capital and landfill purchases. Our spending for replacement and growth capital totaled $34.4 million in the quarter. Of this total replacement capital represented $24.6 million and growth capital represented $9.8 million. Excluding the impact of FX, replacement expenditures decreased compared with the same period a year ago. The decline is primarily attributable to the timing of landfill expenditures in both our US and Canadian segments. As a result of lowering borrowing costs during the year combined with lower capital and landfill purchases and contributions from increasing EBITDA, we achieved a record level of free cash flow of $114.1 million in 2009. Of this, we returned $70.8

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

million in cash dividends to our shareholders in 2009 in the form of regular and special dividends. After the payment of dividends, we generated free cash flow of $43 million, or $39 million calculated at parity, which is right in line with the updated guidance we gave during our US equity offering in June of 2009 for free cash flow after dividends in the $35 million to $45 million range calculated at parity.

Turning to our balance sheet, at the end of the year long-term debt stood at $655 million. Our funded debt to EBITDA covenant calculated for our Canadian credit facility as of December 31, 2009, was 1.92 times, versus a maximum funded debt to EBITDA covenant of 2.75 times. Our funded debt to EBITDA covenant calculated for our US credit facility as of December 31, 2009, was 2.56 times versus a maximum funded debt to EBITDA covenant of 4 times. Holding the foreign currency rate between Canada and the US at parity and using just the adjusted EBITDA without pro forma adjustments for acquisitions our consolidated debt to EBITDA ratio for the Company at December 31, 2009, was 2.16 times. At the end of the year, we had available capacity of $339 million in our US revolving credit facility and CAD88 million, in our Canadian revolver.

I will now turn to our outlook for fiscal year 2010. We are providing our guidance for 2010 assuming no change in the current economic environment and excluding the impact of the Waste Services transaction and any other additional acquisitions we may close in 2010. For the purposes of these estimates, we have assumed a Canadian to US currency exchange rate of $0.952, throughout the entire year, without any fluctuation.

I will remind everyone that these figures are forward-looking and actual results may differ materially depending on the risks and uncertainties. Revenue is estimated to be in the range of $1.065 billion to $1.1 billion. Adjusted EBITDA is estimated to be in the range of $315 million to $325 million. Amortization expense is estimated to be in the range of 14.5% to 15% of revenue. Capital and landfill expenditures are estimated to be in the range of $105 million to $120 million. The effective tax rate is expected to be around 36% to 37%. And cash taxes of $32 million to $35 million. Free cash flow is estimated to be in the range of $135 million to $145 million, and we expect to pay our current quarterly cash dividend of CAD0.125 for a total dividend of CAD0.50 per share in 2010.

That brings me to the end of my comments. And I will now turn the call back to Keith. Keith.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Well, thanks, Tom, and so before we open the lines to questions, I’d just like to say that we are very pleased with the results in the fourth quarter and for the full year, given the difficult economic environment. Our success in the capital markets in 2009 was also very rewarding and establishes a very strong foundation for future growth. We look forward to a promising performance in 2010 as we continue to apply our price volume and productivity strategies in each of the markets that we operate in. As Tom discussed, when providing our outlook we anticipate a year of growth and revenue, adjusted EBITDA and free cash flow. Even before additional acquisitions or improvements in the economy. And, of course, we look forward to closing the transaction with Waste Services and benefiting from the synergies of our combined operations. And finally, I would like to thank our employees for their incredibly hard work and dedication during an enormously challenging environment during the past year. They did a great job. So thank you for listening, and now I would like to ask the operator to open the lines to questions.

 QUESTION AND ANSWER

Operator

(Operator Instructions). Your first question comes from Walter Spracklin from RBC Capital Markets.

Walter Spracklin  - RBC Capital Markets - Analyst

On the WSI transaction. I know, Keith, you had mentioned Q1 as the expected prior. Now you are thinking Q2. What’s delaying -- if you look at -- you did a good job of laying out what the process you’ve been going through is there anything that is sort of cropped up that was a surprise to you that’s delaying putting it into Q2?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

No, there’s not a surprise. I think if we go back to the initial announcement, Walter, we were hoping that we would see a closing around the end of the first quarter. Clearly it’s very predictable when you’re dealing with government agencies, but in general, I’d have to say that -- I won’t go into details about where we are in the process, either with the competition bureau or the SEC, but generally I would tell that you we’re happy with what we’re seeing with the progress in both of those processes, and so at this time, we believe that we’ll see something within the second quarter.

Walter Spracklin  - RBC Capital Markets - Analyst

Okay. Now that you the eve got another quarter under your belt for WSI as well, any indications that would suggest you would be less able to achieve the synergies that you had focused on before, or is everything going according to plan?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

I think we’re progressing well with respect to the merger. Once again, people on both sides, both WSI and on IESI who have been working together with respect to the synergy plan. At this point we’re pretty much on schedule, and we haven’t seen anything that gives us any angst with respect to the numbers that we reported in the past, and we continue to report.

Walter Spracklin  - RBC Capital Markets - Analyst

Perfect. Tom, just moving over to CapEx, guidance here, 105 to 120, I guess that compares to 122 in ‘09, you go back to 2007, you were doing 150. So on a comparative basis, a lot lower. I know exchanges in there as well. But can you talk a bit about is this just a low year and why would it be a low year, and should we ratchet it up, or is this a --  what you consider to be the ongoing CapEx rate excluding acquisitions?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Yes, I think the first thing you have to look at, we did have a few contract wins in 2009 that pushed our growth capital up a little bit. So I think you see a little bit of normalization flowing through the growth capital in that area. Maintenance capital is going to be fairly consistent year-over-year, and so I think that’s part of the reason why you see the spread of 105 to 120 is that we’ve got to have some room in case we have some additional contract wins.

Walter Spracklin  - RBC Capital Markets - Analyst

So would we, on a go-forward basis, use that number as a steady rate, or should we put in some contract wins on a -- because I guess you’re not accounting for much in the way of contract wins. Is that right?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

When we sit here today we don’t know what we’re going to win in terms of contracts during the year. We’re hopeful we will win some. We had an unusual year last year where we had fairly large contracts already in our numbers so we knew it was going in to there.

Walter Spracklin  - RBC Capital Markets - Analyst

Last question here on Calgary. We talked about 2010. Can you give us an update on what’s going on there?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

I think with respect to detail, Walter, we’re pleased with progress that we continue to make on Calgary, and with the landfill. We don’t expect any interruptions to service within the next few years, and beyond that, we’re in a process, and again, as you know, I don’t like to discuss details, but we’re in a process.

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

Walter Spracklin  - RBC Capital Markets - Analyst

One last question actually was on the reorg costs. Surprised to see it come up in the fourth quarter. Was that a accounting issue? Why did we see the costs come up this.

Tom Cowee  - IESI-BFC Ltd - VP, CFO

We started collapsing that structure in June, Walter. It took a little while for us to work through the very complicated rules. Obviously we’re in February here, and it was known before February, but it just was one of those things that from a timing perspective took us a little time to work through.

Walter Spracklin  - RBC Capital Markets - Analyst

Anything left in that?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Best of our knowledge, no, but I would have told you at the end of the third quarter if we had none, either.

Walter Spracklin  - RBC Capital Markets - Analyst

Got it. Thanks very much, guys.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Okay.

Operator

Your next question comes from Scott Levine from JPMorgan. Your line is open.

Scott Levine  - JPMorgan - Analyst

Good mornings guys.

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Good morning, Scott.

Scott Levine  - JPMorgan - Analyst

We’ve seen recycled commodity prices for OCC take off during the start of this year. I was wondering if could you talk a little bit about what implications you might see there in earnings sensitivity across each of your regions.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Sure. I think, Scott that generally it’s -- apart from OCC, obvious it’s other commodities as well we’re seeing some movement in. I think a fair statement would be to say if you look at the fourth quarter, more particularly, for example, in our northeast region, we experienced a benefit of

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

about $400,000 of EBITDA related to commodity increases. Clearly that worked well for us. I think generally, though, if you look at across the company, generally for about every dollar -- or $10 of increase in commodity pricing, we'll experience in the area of about $1.8 to $2 million of EBITDA improvement.

 Scott Levine  - JPMorgan - Analyst

 Okay. And that, you said, was companywide, correct?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 That's correct.

 Scott Levine  - JPMorgan - Analyst

 Secondly, you mentioned the acquisition pipeline outside of the Waste Services transaction. Maybe if you could provide some color in terms of level of activity of dialogue, maybe serial's expectations on pricing, any color there would be helpful.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Sure. Once again, benefit two regions that we have objectives that he we would like to fulfill within those two regions, and create nice balance between all our lines of business, or a nicer balance, I suppose, between our lines of business. So the northeast region and the south will not be involved in the WSI transaction. So we clearly have people resources available going forward. So we have engaged and we continue to engage in discussions within those regions, and I should also say there are also areas in Canada that we also look to engage in. So expect that that will continue and carry forward. As we go into this next year, once again, we give some guidance in terms of free cash flow. So clearly we're going to have significant free cash flow available to utilize for these acquisitions. Now, in terms of pricing expectations, without a doubt, as we went through 2009, traveled through 2009, we saw pricing expectations come down. And I would say to you at this stage, we're not seeing is any up tick on. That we've certainly seen a leveling off that is more comparable to where our sector is trading and the cost of capital today. So the environment certainly is a much better than it was when you go back to early 2009 or certainly into 2008.

 Scott Levine  - JPMorgan - Analyst

 That's helpful. Thanks, Keith. One last one, if I may. I think on the northeast, last quarter, you had indicated on the landfill pricing side that the volumes were compensating, or more than compensating for the pricing. It sounds like maybe that's not the case in the fourth quarter.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 I'd be happy to, Scott. Once again we saw an increase in volume actually, so volumes did pick up in the northeast. But we actually had pricing improvement when you look at our year-over-year year to date is of about 1.7% in third party and total landfill pricing from in the north east. So we actually saw landfill pricing improve slightly in the fourth quarter.

 Scott Levine  - JPMorgan - Analyst

 That's helpful. Thank you.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 You're welcome.

Operator

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 Your next question comes from capital Avi Dalfen with Macquarie Capital.

 Avi Dalfen  - Macquarie Research Equities - Analyst

 You mentioned that you weren't seeing lower prices in the northeast where. Where is it that you are seeing lower landfill prices?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Well, I mean, the -- on a year-over-year basis, if you go back, Avi, and remember, we're talking about a comparative basis here, the south in 2008 was one of the later regions to feel the effect of the recession. So as we do a comparable on a period over period, we're going to see that effect more so in the south than we would, say, for example, in the northeast. We saw -- began to see text of the recession certainly probably in mid-2008. So on a comparable quarter over quarter period, you are going to see different comparables because of just the timing effect of the recession. So landfill price in the south was basically flat on a comparable period basis. Just as a result of timing.

 Avi Dalfen  - Macquarie Research Equities - Analyst

 Just sticking with landfills for a moment, [Seneca] Meadows, if you're able to get a rail link to that site the economics would change significantly. Where do you stand, and what is the process and what are the prospects.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 First of all I don't think the economics would change significantly. We're sufficiently close enough to the marketplace at Seneca that really there is no significant benefit or benefit at all, quite frankly, to rail haul, certainly at this time, and the fact is as you know, we've put hedges on fuel costs, and principally as it relates to moving waste up the road to Seneca. Rail would not provide a benefit. You should also note with the WSI acquisition and various other improvements in southern Ontario that, in fact, southern Ontario is actually closer to Seneca than some of our other markets right now. So overall, we think the prospects are pretty good as it relates to the landfills in the northeast. We' got a pretty good improvement plan in store for what we're doing in the northeast US.

 Avi Dalfen  - Macquarie Research Equities - Analyst

 Okay. So then you won't be pursuing a rail link any more?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Not at this time. You're probably referring to the fact that we were looking for federal funding. When you get federal funding, and you have no capital expense related to a project, your return on capital gets very good. And so as a result, we were looking to see if federal funding might be available. Down the road there may be an opportunity at that stage, but at this point, we're not going to pursue rail, but maybe later on, maybe an opportunity for us.

 Avi Dalfen  - Macquarie Research Equities - Analyst

 Just a stepping back and looking at that time EBITDA margins overall, it was nice see the improvement in terms of relative to Q4 of last year, but can we assume that the improvement would have been even a little bit better if not for the timing of the fuel price increase and the falling off of the surcharges? Is it it really a question here of timing that going forward will reverse itself?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Well, there's no question as fuel moves around and we have fuel decreases on a comparative basis that you are going to have some effect as it relates to margins. There's no doubt about that. So once again, we've put hedges in going forward, so that puts us in a better position, assuming

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

that fuel pricing goes up on a go forward basis. But with respect to margins, I would say to you that it really is our model. We have a model to improve free cash flow on our existing asset base. That's key driver within the Company. Assuming, which we were successful once again this year, assuming once we do that then will you naturally see margin expansion within the model. We've done that every year. And we expect that we will do it once again next year.

 Avi Dalfen  - Macquarie Research Equities - Analyst

 Thank you.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 You're quite welcome.

Operator

 Your next question comes from Michael Hoffman from WSI. Your line is open.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Hello, Michael.

 Michael Hoffman  - WSI - Analyst

 Good morning. Sorry about the scraggly voice. Got a cold. Tom, can you clarify the tax issue in the fourth quarter, all those things you told us about, they're all noncash, right?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 The actual loss of the NOL in Canada did raise our actual cash taxes for the year up, because we weren't able to use that NOL. So that was -- that number, had we not had had that issue, would have been $16 million rather than $20 million of, cash taxes in a year. So that one did and then the withholding tax is obviously a cash item.

 Michael Hoffman  - WSI - Analyst

 Okay. Another way to ask this, because it is somewhat confusing, what is, on a recurring basis, all these things, if you were looking at normal business environment, what should the earnings have been in the fourth quarter, in your mind?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 Well, that would have -- it's roughly a total of $6 million, and so we honestly think that probably 5 of that would have been normalized, and the rest of it is more a one-time event.

 Michael Hoffman  - WSI - Analyst

 Okay. Keith, on price, on your guidance, can you break out for us by region what your thoughts are on price volume full and commodities for Canada, US north and the south?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 I think I just gave you the whole Company, but most of the commodities that we generate, you go back to the $1.8 million for every $10 movement in commodities, I would say to you that roughly about $700,000 would be northeast, and in Canada, you were talk roughly about $1.2 million.

 Michael Hoffman  - WSI - Analyst

 That's in your guidance?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 That is -- assuming that prices remain constant going forward, it's including at today's pricing in the guidance. If they go up, obviously we'll get a benefit going up.

 Michael Hoffman  - WSI - Analyst

 What is your price outlook for Canada and what's your price outlook for US north, US south?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 We haven't given the exact price as we forecast going forward, but I would say to you that certainly Canada is the prognosticator are suggesting that Canada is on the move with respect to GDP growth. So we have put respective GDP growth it relates to Canada going forward. So we expect that we will get -- continue to get similar pricing that we've experienced in the past, and potentially we might after very slight impact on growth, but again, we're taking somewhat of a conservative approach there and perhaps if the prognosticator are right we'll even do better in Canada going forward. In the US, again, we're looking at projections, the economists are telling us in the US that the growth in GDP will be slightly lower than Canada. So as a result, we once again take a conservative approach. We've put a reflective combination of price and volume going up. Again, in the northeast, I should mention, in all of our collection lines of business in the northeast, on a year-over-year basis we were up in price. So we continue to believe that we'll be up in price in all our collection areas in the northeast continued going forward again this year, and as I mentioned earlier, we saw pricing improvement on our landfill of 1.7%, and we believe that we've got a better program going forward as it relates to volumes coming into our landfills in the northeast in 2010.

So as a result, we should even see some better pricing in 2010 on a comparable basis at our landfills in the northeast. With respect to the south, once again, we saw pricing improvements in all our collection lines of business in the south. In spite of the fact that we had had significant downturn in roll-off volume in the south on a year-over-year basis, and so consequently we're reflecting price and volume as it relates to GDP growth in the south going forward.

 Michael Hoffman  - WSI - Analyst

 And I'm assuming fuel you're assuming flat at this point, no impact one way or the other?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 We're pretty much, between our hedging now and between our ability to put through fuel surcharges, we're in a very, very good shape with respect to movement of fuel prices through 2010.

 Michael Hoffman  - WSI - Analyst

 As I tried to disaggregate data that was provided, I had this impression that price -- you gain market share in the south is and it looks like at the expense of price. If that's not correct, then can you help me?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 No, that's not because we're up in price in most of our lines of business and up in volume. So we did not give up price in our collection operations to attract volume.

 Michael Hoffman  - WSI - Analyst

 Glad to hear that. And then just to clarify (inaudible) suggested that pricing had firmed in their part of the world. I think I heard you answer subsequently someone's question that you felt that pricing had firmed in the north as well.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Well, again, once again, we've seen price up in the northeast, and on a year-over-year basis at our landfills in the quarter, we saw pricing improvement of about 1.7%.

 Michael Hoffman  - WSI - Analyst

 Okay. And then has any WSI volume moved into your landfills yet, and was some of that in the fourth quarter? Any of it in the first quarter yet?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 There was some slight volume movement that we had. I wouldn't say that it's material at this stage. We'll see some much more material differences once we complete the merger.

 Michael Hoffman  - WSI - Analyst

 Correct me if I'm wrong, but the delay that's occurred is mostly bureaucratic. The SEC required you to do three year audited US GAAP financials and that added four weeks to the process. And other than that everything is on track.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Yes, we feel pretty good about it, the number of comments that came back were relatively low relative to the size of the document so we feel pretty good about where we are with the SEC, again. Again, the competition bureau, I don't like to comment on details, but we're certainly not unhappy with the progress that's been made since we started the process back in December.

 Michael Hoffman  - WSI - Analyst

 Okay. And you are into -- you expect it to be, but you're in the second request cycle, right?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 We're in the second request cycle. We are -- again, we're submitting some information. They have a 30-day period that he they have to respond. We'll be completed with the information request very, very shortly.

 Michael Hoffman  - WSI - Analyst

 Okay. And it's your expectation would you have to drop in audited financials to the final document, so that would impact the shareholder vote for WSI. That's one of the other sort of queueing effects here, right?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 Correct.

 Michael Hoffman  - WSI - Analyst

 Great. Thank you.

Operator

 Your next question comes from Bob Gibson from Octagon Capital. Your line is open.

 Bob Gibson  - Octagon Capital - Analyst

 you commented on your amortization rate for your Company. Could you give us some guidance of what it might be for the whole consolidated Company, once you've merged?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 I didn't bring that with me. Obviously we're still in the process of fair valuing the balance sheet, Bob, and it will depend on what the final purchase price of the stock price is but it is going to go up some, and you're going to have the fair value adjustments obviously in the Canadian business, and fair value of the Florida business. That process won't be finalized, obviously, until right before the acquisition. But in our F-4 there were some initial numbers related to that process. I just don't remember the exact percent.

 Bob Gibson  - Octagon Capital - Analyst

 Okay. And the synergies, can you kind of give us a flavor for a lot of low-hanging fruit, so we should see most of the synergies this year, or how does it look?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Bob, I'm not going to comment on the synergies at this stage while the competition bureau is in the process of reviewing our program.

 Bob Gibson  - Octagon Capital - Analyst

 Okay. That's it, thanks.

Operator

 Your next question comes from Youssef Abboud with Clarus Securities.

 Youssef Abboud  - Clarus Securities - Analyst

 Good morning. Just a question on the Waste Service acquisition. Tom, you mentioned last time going through the $400 million debt that Waste Services carry on their balance sheet through borrowing from revolving credit facility. How is the progress on that front? I know their acquisition is not yet completed. Is it still in the same framework? That's what you're planning?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 Yes, I don't really have any new, additional updates specifically to that from what we originally announced. I think that plan is still heading in the exact direction we've stated prior. We're excited about the fact that the credit markets continue to improve, and I think overall if we're sitting here today versus when we announced the transaction we would expect to see a 25, 50-basis-point reduction in some of the credits that we will put in place related to this transaction. So overall, timing seems to be helping us in this process, and we will obviously have have these all in place and in time for the transaction to close.

 Youssef Abboud  - Clarus Securities - Analyst

 Yes. And this is related to the whole $400 million debt to be financed, not only a portion of it?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 Just to be clear, what we said, we're going to put a new Canadian credit facility in place for $450 million. We said we would use the existing US credit facility to fund their US dollar debt.

 Youssef Abboud  - Clarus Securities - Analyst

 Okay. And my second question is, Keith, on the volume side, quarter on quarter comparison, Q4 versus Q3, can you elaborate on each segment in terms whether we've seen volume close in each of the regions?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Sure. I would say to you that Canada has been very consistent. We've had good growth throughout the year. Once again, we see the economy pick up a little bit, so we're certainly seeing some trending as it relates to additional growth as it relates to Canada going forward. With respect to the northeast, as mentioned earlier in the call and I guess by our peers as well, we've certainly seen a stabilization factor in the northeast, and I would say to you that the growth is very moderate at this stage. The US south with respect to commercial growth and recycling, et cetera we are seeing slightly continued growth in that area. We're not seeing any growth in construction and demolition, however, in the south or certainly in the northeast at this particular time. Does that answer that for you, Youssef?

 Youssef Abboud  - Clarus Securities - Analyst

 That's fine. Just moving to the pricing, I notice your US pricing was not as strong compared to your peers, if I look at the core pricing increase. The competitors, like Waste Connection, Republic. Why is that this? Is it because of the northeast issue?

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Once again, all of our collection operations, basically, are up in price in both the south and the northeast. So we're very pleased. And, in fact, I would say to you we're certainly in a comparable position. The landfill pricing, particularly third-party pricing at our landfills in the northeast, on a quarter or year-over-year basis -- again, remember, we're doing a comparable here -- was certainly lower and did impact, and again, I will go back to the fact that our internalization rate in the northeast has roughly been about 38%, so don't have the full flow-through ability to counter third-party pricing. However, again, I would highlight two pieces. One is that pricing did improve by 1.7% in our landfills in the northeast in the last quarter, so that's a good trend as we see moving up. And in addition to that, with the reorganization ability that we will have in 2010, we anticipate that will have a positive impact with respect to pricing -- landfill pricing in the northeast as well.

 Youssef Abboud  - Clarus Securities - Analyst

 One last question to Tom. The free cash flow guidance you price, just to confirm this is before dividend right?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

 Correct.

 Youssef Abboud  - Clarus Securities - Analyst

 Okay, thank you very much.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 You're welcome.

Operator

 Your next question comes from the line of Bill Fisher from Raymond James. Your line is open.

 Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

 Good morning, Bill.

 Bill Fisher  - Raymond James - Analyst

 Most of my questions are answered. Couple things. Tom, on the debt on the Waste Services debt, is it safe to say you would be making all those determinations concurrent or shortly after you close the deal, on what you do there?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 I think our strategy, Bill, would be to have all those in place prior to closing. There are some timing issues that we continue to work through, the and we'll have to make sure that can happen but our intention would be to have everything button up at closing.

 Bill Fisher  - Raymond James - Analyst

 You mentioned, I think it was closure adjustment on landfill. Do you have what that was in the quarter?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 Actually, I think that closure adjustment really pertains to prior year. There was some fair value adjustments to our ARO calculation in the fourth quarter last year. So on a year-over-year comparative basis it looks like it's up and it's actually just normalized now versus the fair value adjustments in '08.

 Bill Fisher  - Raymond James - Analyst

 That's on the landfill amortization?

 Tom Cowee  - IESI-BFC Ltd - VP, CFO

 Yes.

 Bill Fisher  - Raymond James - Analyst

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

Okay. But it was down -- so the decline there year-over-year was more because the last year figure was higher?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Yes.

Bill Fisher  - Raymond James - Analyst

Think about that it way?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

No, wrong way. Sorry. The decline have last year. It’s up this year.

Bill Fisher  - Raymond James - Analyst

In the fourth quarter.

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Yes.

Bill Fisher  - Raymond James - Analyst

And just, Keith, on the 1.7 disposal is that year-over-year or sequentially on the northeast?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

That’s a year-over-year.

Bill Fisher  - Raymond James - Analyst

Okay. Great. Thank you.

Operator

Your next question comes from Rupert Merer from National Bank Financial. Your line is open.

Rupert Merer  - National Bank Financial - Analyst

Thanks. Good morning. Just a few questions on the merger. You’ve given some guidance on the capital spending for WSI and BIN on a stand-alone basis. Will the merger impact the combine capital expenditures at all or should we assume they’re additive?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

We will have obviously positive benefit as you put the two companies together with respect to CapEx expenditures going forward, Rupert, because clearly we will not require all that type of equipment as we combine routes, et cetera, et cetera. So there will be clearly a synergy as it relates to CapEx spending.

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

Rupert Merer  - National Bank Financial - Analyst

A sense of what the magnitude of that synergy could be?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

With the competition bureau process going forward I think it’s premature for us to give that information out.

Rupert Merer  - National Bank Financial - Analyst

It fair enough. Another swing at this, as far as the EBITDA synergy goes, without going into any more detail, can you give any sense of what the timing might look like with these things typically play out significant in the first year? Are we looking at more of a longer-term proposition?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Again, I won’t go into detail, but I think it’s probably pretty general for people to expect that we have two corporations, two corporate offices. There’s clearly going to be synergies. We ever duplicate facilities in locations that there are clear synergies for. A lot of those issues you can deal with relatively quickly. We’d like to see them dealt with. A good portion of them in the first year. Or before the year end. That’s clearly an objective. There are other issues as it relates to putting information technology together that sometimes may drag a little bit longer. But at the end of the day we pretty much have them listed. Our objective is to create synergies as quickly as possible. It’s in everybody’s benefit to see that happen.

Rupert Merer  - National Bank Financial - Analyst

Great, thanks. Can you give us a sense of what additional one-time costs might look like for the transaction?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

Additional would be -- I think originally we said we thought there was going to be about $35 million of one-time costs. We probably would say that’s a little higher today, so right now, probably about the same, $35 million. That includes severance costs, restructuring fees, things like that as well.

Rupert Merer  - National Bank Financial - Analyst

Great. Then just one more with the timing of the transaction. How should we be modeling this? Should we be looking at closing closer to the end Q2 at this point?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Whenever we’re dealing with government agencies, they’re not always predictable, even though there are time requirements with the agencies. So for us to give you an exact date I think would probably be premature at this time, Rupert.

Rupert Merer  - National Bank Financial - Analyst

That’s all I have. Thank you very much.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

You’re quite welcome.

Operator

Your next question comes from Jason Granger from BMO Capital Markets. Your line is open.

Jason Granger  - BMO Capital Markets - Analyst

Thanks, good morning, guys.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Good morning, Jason.

Jason Granger  - BMO Capital Markets - Analyst

Looking at tax rate guidance for 2010, Tom, you’re talking about 36, 37% excluding any impact from the WSI transaction or other acquisition. Assuming the WSI transaction goes through here, can you give us a sense of what that tax rate would look like in 2010?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

I’m going to say roughly the same. We obviously, at this point, have focused more on what their cash taxes are, but having looked at some of that I would say it’s going to be the Canadian tax rate is not going to change dramatically. The US tax rate, we’re going to be in a loss situation, so really the only variable in that whole process is going to be the Florida state taxes, and so it could float that around a 1%, but other than that it should not be significantly different.

Jason Granger  - BMO Capital Markets - Analyst

Okay. Cash taxes as a percent of earnings before taxes drop off significantly?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

I haven’t done that math. I know what their cash taxes are to the dollar figure but I haven’t done it on that basis.

Jason Granger  - BMO Capital Markets - Analyst

Fair enough. Just looking at US northeast, US south industrial segments, when recovery does start to take hold more meaningfully which region would you expect to snap back first?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Well, that’s interesting. I guess if you look at that time economists, the economists are saying there’s an inverse relationship always to where the recession occurs and where it picks up again. So if they’re correct, then would you see the south pick up a little quicker than the northeast. Obviously we know about Canada. Canada is moving forward. We anticipate that we -- in fact, we’re seeing significant, or we’ll call it increases right now, in just about all our areas in Canada. So at the end of the day, it becomes a question of what you see by -- whether the prognosticator are correct in terms of when and whether we see an inverse cycle. But having said that we don’t wait for the economy. We have our own plans for improvement, both in the northeast and in the south and with the projections that we have -- the forecasts that we’ve given going forward, we’ve taken somewhat of a conservative approach with respect to those plans going forward. So we feel very good about the forecast that you are seeing.

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

Jason Granger  - BMO Capital Markets - Analyst

Okay. And the 2010 guidance here, $3.15 to $3.25, that implies an EBITDA, ex-WSI that implies EBITDA margin in the range of 29.5%. How do you see margins improving by region? Where should we look -- how should we look at your margin year-over-year change by region in terms of the most opportunity up side? Well, I think really look at the whole model completely.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

We’d like to see basically, within all of our collection operations, we like to see margin improvement of 1% or better. Depending on landfall pricing where you don’t necessarily have the ability to attain volume caps on landfills, then you’re on taking price only. The landfills would drag total margin expansion down slightly. However, the collection companies will improve better than 1%. So if you were to go back and look at our history, and ex out acquisitions, you see that every year on our base business, we have increased margin expansion by better than 1%. So we continue to see that going forward. You sought in 2009, 2008, as indicate. We continue to see that in the model. The only issue that creates a drag then is acquisitions, because typically acquisitions that we bring in do not come in at that time comparative EBITDA percentage. So usually acquisitions will come in around the EBITDA margins, or 20%. So depending on how material they are to the total corporation, we’ll have that impact on the total corporation’s overall EBITDA. But on base business we like to see margin expansion of at least a percentage point or better.

Jason Granger  - BMO Capital Markets - Analyst

Okay. That’s helpful. Thanks.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

You’re welcome.

Operator

Your next question comes from Jonathan Ellis from Bank of America. Your line is open.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Good morning, John.

Jonathan Ellis  - Bank of America - Analyst

Good morning. This is Jay for Jonathan Ellis.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

How are you?

Jonathan Ellis  - Bank of America - Analyst

Hi. I joined late so I apologize in advance if my questions have been answered or discussed. My first question, what is the mix of MSW, C&D and Special Waste that you receive at your landfills, and are you seeking to increase special waste participation?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

First of all, with respect to the combination of C&D, we don’t publish that number because that number is literally changing, and we’ve certainly seen a change on an ongoing basis as a result of the last year. So each and every year as it relates to special waste. We usually look at C&D and special waste in most of our landfills where we have combinations as one unit combined. So to be able to break out C&D in non-C&D landfills would be very difficult to do, as well as obviously the economy is moving those combinations around. So that’s not a number that we will focus on as an independent number.

Jonathan Ellis  - Bank of America - Analyst

Okay. And my second question, what would be the cash impact of bonus depreciation rules that got extended?

Tom Cowee  - IESI-BFC Ltd - VP, CFO

For us, very little, because we’ve got some very large NOLs right now, and as we’ve publicly stated before in the US, we don’t plan to start paying federal taxes other than AMT until still in late 2012 and 2013.

Jonathan Ellis  - Bank of America - Analyst

Okay. That’s it for me. Thank you.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Great, thank you.

Operator

Your next question comes from Neal forester from Genuity Capital. Your line is open.

Neal Forester  - Genuity Capital - Analyst

Just wanted to ask a quick follow-up on the margin discussion and I’ll focus here on to try and get a sense of margin in the WSI merger world. And LIFO cuss on the Canadian segment. WSI has EBITDA margins which are lower than IBFC’s. So are we to assume there’s going to be a period of lower margins in the Canadian and if so, how long do you think through greater internalization through the merger that you can drive margins back up to where they are right now?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

I think there’s a couple of pieces to your question. First of all, I believe that the -- that WSI’s margins, I just add quick look at their results prior to the call, but I believe they’re running about 25% as opposed to 20% right now. So at the end of the day, they will have an impact clearly with respect to existing margins in the corporation, however, once again, their Canadian margins are slightly higher but not as high as our Canadian margins. So we look at that obviously as an opportunity. In addition to that, you’d want to recognize the fact that, when you look at the $25 million to $30 million of synergies, between the two companies, and factor that back in, that you see overall that you don’t see a deterioration as it rerates to today’s margins. With those synergies included back in. So clearly two answers as it relates to Canada. We will have an opportunity, even above and apart from the synergies over time to bring that base up to our Canadian base of EBITDA percentage which, aus know has been ranging in the 35% to 37% range. So that’s an opportunity value that attaches itself to the acquisition. And once again, we’ve seen some WSI has seen some improvement in their Florida operations as well, so we anticipate that that is certainly a good sign for overall EBITDA percentage for the corporation. Does that answer that?

Neal Forester  - Genuity Capital - Analyst

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

So the synergies should, once they’re in place, they should result in flat margins versus what you have right now, then there’s some opportunity for up side beyond the 35% or so that you’re generating in Canada.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

We absolutely believe that’s the occasions yes.

Neal Forester  - Genuity Capital - Analyst

Perfect, second question is just on EPS accretion. When you guys announced the deal, you guys stayed in the press release that you expected EPS to be accretive, sorry, you expected the deal to be accretive to EPS and free cash flow in the first year following closing. But in the F-4 document it states within three years of closing so I wonder if your expectations have changed there?

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

No, they don’t. When we say first year, by the way that infers one full year, not necessarily a calendar year that we’re talking about, and we will be in a run rate position within the first year of achieving those results. As we report through documentation, obvious there’s a conservative nature that gets implied to those documents, and so we have not changed our expectations, and, again, you’re looking at that time conservative flavor in terms of filing on the F-4.

Neal Forester  - Genuity Capital - Analyst

Thanks, that’s helpful.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Okay. Thank you.

Operator

There are no further questions. Mr. Carrigan, you may continue with closing remarks.

Keith Carrigan  - IESI-BFC Ltd - Vice Chairman, CEO

Sure. Well, I want to thank everyone, once again, for joining us on the call. In spite of the fact that 2009 was a challenging year, I believe that we’re very, very happy with the results as I indicated through call today, in all our regions, it’s set us up very nicely as we move into 2010, and so as we sit here today, we feel pretty optimistic, in terms of where we’re going in 2010, we’re looking forward very much to the acquisition of WSI. As we investigate more, we certainly feel that the fit is going to be a very significant fit as it relates to value within the corporation going forward. So once again, we’re looking forward to 2010. Thank you very much for joining us. And we’ll look forward to hearing and seeing you on our next conference call. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

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FINAL TRANSCRIPT

Feb. 24. 2010 / 8:30AM ET, BIN.TO - Q4 2009 IESI-BFC Ltd Earnings Conference Call

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